Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Unaudited Third Quarter 2020 Earnings

Macau, Thursday, November 5, 2020 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the third quarter of 2020.

Total operating revenues for the third quarter of 2020 were US$0.21 billion, representing a decrease of approximately 85% from US$1.44 billion for the comparable period in 2019. The decrease in total operating revenues was primarily attributable to softer performance in all gaming segments and non-gaming operations as a result of the COVID-19 pandemic, which resulted in a significant decline in inbound tourism in the third quarter of 2020.

Operating loss for the third quarter of 2020 was US$275.0 million, compared with operating income of US$175.2 million in the third quarter of 2019.

Melco generated negative Adjusted Property EBITDA(1) of US$76.7 million in the third quarter of 2020, compared with Adjusted Property EBITDA of US$418.2 million in the third quarter of 2019.

Net loss attributable to Melco Resorts & Entertainment Limited for the third quarter of 2020 was US$331.6 million, or US$0.70 per ADS, compared with net income attributable to Melco Resorts & Entertainment Limited of US$83.2 million, or US$0.17 per ADS, in the third quarter of 2019. The net loss attributable to noncontrolling interests during the third quarter of 2020 was US$55.3 million and the net income attributable to noncontrolling interests during the third quarter of 2019 was US$8.9 million, all of which were related to Studio City, City of Dreams Manila, and the Cyprus Operations.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “COVID-19 and the subsequent travel restrictions continue to have a significant negative impact on our operating and financial performance. Despite that, our integrated resorts experienced a moderate recovery in business levels during the third quarter, benefiting from the partial resumption of casino operations in Cyprus and Manila, as well as the gradual resumption of visa issuances by the Mainland Chinese authorities under the Individual Visit Scheme (IVS).

MELCO RESORTS & ENTERTAINMENT LIMITED

Incorporated in the Cayman Islands with limited liability

新濠博亞娛樂有限公司

於開曼群島註冊成立的有限公司

“While we are encouraged by the recent positive developments, ensuring the safety and well-being of our colleagues, customers and communities in which we operate remains our highest priority. Melco also fully supports the Macau SAR government’s newly launched scheme for tourists from Mainland China with the aim to expand the number of visitors, boost the economy and protect local jobs. In support of the scheme, Melco strives to continue prioritizing epidemic prevention measures by working hand-in-hand with local small and medium enterprise (SME) partners, while contributing collaboratively to the city’s sustainable development and economic recovery.

“We continue to prudently manage our balance sheet. Aided by the issuance of a series of new senior notes and the Studio City private share placements (but excluding Melco’s subscription therein of approximately US$280 million), as of September 30, 2020, we had cash on hand of approximately US$1.9 billion and undrawn revolver capacities of approximately US$1.7 billion.

“Melco remains committed to its global development program. Construction on the expansion of Studio City is progressing. Upon completion, Studio City will offer approximately 900 additional luxury hotel rooms and suites, one of the world’s largest indoor/outdoor water parks, a Cineplex, fine-dining restaurants and state-of-the-art MICE space. In Europe, we are developing City of Dreams Mediterranean which, upon completion, will be Europe’s largest integrated resort with approximately 500 luxury hotel rooms, a 1,500-seat amphitheater, and approximately 10,000 square meters of MICE space.

“Turning to Japan, I want to highlight our unwavering commitment to bring to the country the best IR the world has ever seen. We believe our focus on the Asian premium segment, a portfolio of high-quality assets, devotion to craftsmanship, dedication to world-class entertainment offerings, market-leading social safeguard systems, established track record of successful partnerships, a culture of exceptional guest service, and a continuing commitment to employee development puts Melco in a strong position to help Japan realize the vision of developing a world-leading IR with unique Japanese touch. The process in Japan has been substantially delayed and remains complex. We will continue to be patient as we evaluate the landscape to ensure that Melco pursues the right opportunity that takes advantage of Melco’s core strengths to drive strong value creation.”

City of Dreams Third Quarter Results

For the quarter ended September 30, 2020, total operating revenues at City of Dreams were US$91.4 million, compared to US$787.3 million in the third quarter of 2019. City of Dreams generated negative Adjusted EBITDA of US$49.2 million in the third quarter of 2020, compared with Adjusted EBITDA of US$233.0 million in the third quarter of 2019. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in all gaming segments and lower non-gaming revenue, as well as a higher provision for credit losses.

Rolling chip volume was US$1.86 billion for the third quarter of 2020 versus US$17.18 billion in the third quarter of 2019. The rolling chip win rate was 3.34% in the third quarter of 2020, versus 2.69% in the third quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$90.1 million in the third quarter of 2020, compared with US$1.41 billion in the third quarter of 2019. The mass market table games hold percentage was 38.1% in the third quarter of 2020, compared to 33.2% in the third quarter of 2019.

Gaming machine handle for the third quarter of 2020 was US$0.11 billion, compared with US$1.21 billion in the third quarter of 2019. The gaming machine win rate was 3.4% in the third quarter of 2020, versus 3.1% in the third quarter of 2019.

Total non-gaming revenue at City of Dreams in the third quarter of 2020 was US$18.0 million, compared with US$104.2 million in the third quarter of 2019.

Altira Macau Third Quarter Results

For the quarter ended September 30, 2020, total operating revenues at Altira Macau were US$11.0 million, compared to US$113.9 million in the third quarter of 2019. Altira Macau generated negative Adjusted EBITDA of US$16.8 million in the third quarter of 2020, compared with Adjusted EBITDA of US$14.1 million in the third quarter of 2019. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in all gaming segments.

Rolling chip volume was US$0.34 billion in the third quarter of 2020 versus US$4.05 billion in the third quarter of 2019. The rolling chip win rate was 3.06% in the third quarter of 2020, versus 3.62% in the third quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

In the mass market table games segment, drop was US$15.7 million in the third quarter of 2020, versus US$154.2 million in the third quarter of 2019. The mass market table games hold percentage was 16.9% in the third quarter of 2020, compared with 21.6% in the third quarter of 2019.

Gaming machine handle for the third quarter of 2020 was US$42.6 million, compared with US$79.4 million in the third quarter of 2019. The gaming machine win rate was 2.3% in the third quarter of 2020, versus 4.2% in the third quarter of 2019.

Total non-gaming revenue at Altira Macau in the third quarter of 2020 was US$2.2 million, compared with US$6.8 million in the third quarter of 2019.

Mocha Clubs Third Quarter Results

Total operating revenues from Mocha Clubs were US$11.3 million in the third quarter of 2020, compared to US$29.5 million in the third quarter of 2019. Mocha Clubs generated negative Adjusted EBITDA of US$0.5 million in the third quarter of 2020, compared with Adjusted EBITDA of US$6.3 million in the same period in 2019.

Gaming machine handle for the third quarter of 2020 was US$279.6 million, compared with US$633.6 million in the third quarter of 2019. The gaming machine win rate was 4.0% in the third quarter of 2020, versus 4.7% in the third quarter of 2019.

Studio City Third Quarter Results

For the quarter ended September 30, 2020, total operating revenues at Studio City were US$30.8 million, compared to US$337.7 million in the third quarter of 2019. Studio City generated negative Adjusted EBITDA of US$21.7 million in the third quarter of 2020, compared with Adjusted EBITDA of US$106.4 million in the third quarter of 2019. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in all gaming segments and lower non-gaming revenue.

Studio City’s rolling chip volume was US$0.15 billion in the third quarter of 2020, versus US$2.77 billion in the third quarter of 2019. The rolling chip win rate was 3.41% in the third quarter of 2020, versus 2.71% in the third quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$49.7 million in the third quarter of 2020, compared with US$880.6 million in the third quarter of 2019. The mass market table games hold percentage was 31.5% in the third quarter of 2020, compared to 28.4% in the third quarter of 2019.

Gaming machine handle for the third quarter of 2020 was US$99.2 million, compared with US$711.2 million in the third quarter of 2019. The gaming machine win rate was 2.7% in the third quarter of 2020, versus 2.8% in the third quarter of 2019.

Total non-gaming revenue at Studio City in the third quarter of 2020 was US$11.5 million, compared with US$49.4 million in the third quarter of 2019.

City of Dreams Manila Third Quarter Results

For the quarter ended September 30, 2020, total operating revenues at City of Dreams Manila were US$43.4 million, compared to US$130.5 million in the third quarter of 2019. City of Dreams Manila generated Adjusted EBITDA of US$5.2 million in the third quarter of 2020, compared with Adjusted EBITDA of US$49.9 million in the comparable period of 2019. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in all gaming segments and lower non-gaming revenue.

City of Dreams Manila’s rolling chip volume was US$0.56 billion in the third quarter of 2020, versus US$2.44 billion in the third quarter of 2019. The rolling chip win rate was 2.68% in the third quarter of 2020, versus 0.89% in the third quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$63.8 million for the third quarter of 2020, compared with US$202.1 million in the third quarter of 2019. The mass market table games hold percentage was 29.0% in the third quarter of 2020, compared to 31.3% in the third quarter of 2019.

Gaming machine handle for the third quarter of 2020 was US$0.29 billion, compared with US$1.02 billion in the third quarter of 2019. The gaming machine win rate was 5.8% in the third quarter of 2020, versus 5.3% in the third quarter of 2019.

Total non-gaming revenue at City of Dreams Manila in the third quarter of 2020 was US$8.7 million, compared with US$32.3 million in the third quarter of 2019.

Cyprus Operations Third Quarter Results

The Company is currently operating a temporary casino, the first casino in the Republic of Cyprus, and is licensed to operate four satellite casinos. Upon the completion and opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease.

For the quarter ended September 30, 2020, total operating revenues at Cyprus Casinos were US$20.5 million, compared to US$26.7 million in the third quarter of 2019. Cyprus Casinos generated Adjusted EBITDA of US$6.3 million in the third quarter of 2020, compared with US$8.5 million in the third quarter of 2019. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in the rolling chip and mass market table games segments.

Rolling chip volume was US$0.2 million for the third quarter of 2020, versus US$38.9 million in the third quarter of 2019. The rolling chip win rate was negative 36.03% in the third quarter of 2020, versus 8.66% in the third quarter of 2019. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop was US$23.3 million in the third quarter of 2020, versus US$36.2 million in the third quarter of 2019. The mass market table games hold percentage was 20.6% in the third quarter of 2020, compared to 21.9% in the third quarter of 2019.

Gaming machine handle for the third quarter of 2020 was US$307.5 million, compared with US$311.5 million in the third quarter of 2019. The gaming machine win rate was 5.1% in the third quarter of 2020, versus 5.0% in the third quarter of 2019.

Other Factors Affecting Earnings

Total net non-operating expenses for the third quarter of 2020 were US$110.3 million, which mainly included interest expenses, net of amounts capitalized of US$91.9 million and loss on extinguishment of debt of US$18.5 million.

Depreciation and amortization costs of US$153.5 million were recorded in the third quarter of 2020, of which US$14.4 million related to the amortization expense for our gaming subconcession and US$5.7 million related to the amortization expense for the land use rights.

The negative Adjusted EBITDA for Studio City for the three months ended September 30, 2020 referred to in this press release was US$8.5 million less than the negative Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated November 5, 2020 (the “Studio City earnings release”). The Adjusted EBITDA of Studio City contained in the Studio City earnings release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of September 30, 2020 aggregated to US$1.90 billion, including US$150.0 million for a bank deposit with an original maturity over three months and US$9.9 million of restricted cash. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$5.64 billion at the end of the third quarter of 2020.

Capital expenditures for the third quarter of 2020 were US$116.8 million, which primarily related to various projects at City of Dreams, Studio City Phase 2 and City of Dreams Mediterranean construction.

Recent Developments

The COVID-19 outbreak continues to have a material effect on our operations, financial position, and prospects during the fourth quarter of 2020.

Commencing from July 15, 2020, certain travelers entering Guangdong from Macau were no longer subject to mandatory quarantine, while from August 12, 2020, those entering China from Macau were generally no longer subject to mandatory quarantine. On August 26, 2020, the Chinese authorities resumed the issuance of IVS visas for Guangdong residents, while the nationwide resumption of IVS visa issuance commenced on September 23, 2020. Despite these developments, our operations continue to be impacted by significant travel bans, restrictions, and quarantine requirements imposed by the governments in Macau, Hong Kong, and certain provinces in China on visitors traveling to and from Macau, and such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as COVID-19 developments unfold. Additionally, health-related precautionary measures remain in place at our properties in Macau, which could continue to impact visitation and customer spending.

Our Philippines casino gaming operations were closed due to the community quarantine for the entire island of Luzon, including Metro Manila, which began on March 16, 2020 and was extended to November 30, 2020. However, as permitted by PAGCOR, since June 19, 2020, City of Dreams Manila has conducted a dry run/trial run of its gaming and hospitality operations with a limited number of participants strictly adhering to the new guidelines on social distancing and hygiene and sanitation procedures imposed by the government of the Philippines. The PAGCOR-sanctioned dry run/trial run, which aims to address all potential operational concerns to achieve a seamless re-opening for City of Dreams Manila, is expected to continue until such time that PAGCOR provides formal notice that City of Dreams Manila can resume operations again on a regular basis in the future.

In Cyprus, commencing from October 23, 2020, the cities of Limassol and Paphos became subject to a 11 p.m. to 5 a.m. curfew. On November 4, 2020, the Cyprus government announced the curfew would be extended throughout the rest of Cyprus commencing from November 5, 2020 and the curfew is currently expected to be in place through November 30, 2020. As a result, our operations in Cyprus are required to be closed during those hours while the curfew remains in place.

The COVID-19 outbreak has also impacted the construction of the Studio City Phase 2 project and the progress of construction work at the City of Dreams Mediterranean project. We currently expect additional time will be needed to complete the construction of these projects.

As the disruptions from the COVID-19 outbreak are ongoing, any recovery from such disruptions will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment and behavior, including the length of time before customers resume traveling and participating in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the COVID-19 outbreak on consumer behavior related to discretionary spending and traveling, all of which are highly uncertain.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its third quarter 2020 financial results on Thursday, November 5, 2020 at 8:30 a.m. Eastern Time (or 9:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 844 760 0770
US Toll / International	1 347 549 4094
HK Toll	852 3018 8307
HK Toll Free	800 906 613
Japan Toll	81 3 4503 6004
Japan Toll Free	012 092 5482
UK Toll Free	080 0051 4241
Australia Toll	61 290 833 216
Australia Toll Free	1 800 754 642
Philippines Toll Free	1 800 1612 0312

Passcode	5797219

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll	852 3051 2780
HK Toll Free	800 963 117
Japan Toll	81 3 4580 6717
Japan Toll Free	012 095 9034
Philippines Toll Free	1 800 1612 0166

Conference ID	5797219

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the recent global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported Adjusted EBITDA and Adjusted Property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, development costs, property charges and other, loss on extinguishment of debt and costs associated with debt modification, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company is currently developing City of Dreams Mediterranean (www.cityofdreamsmed.com.cy) in the Republic of Cyprus, which is expected to be the largest and premier integrated destination resort in Europe. The Company is currently operating a temporary casino, the first authorized casino in the Republic of Cyprus, and is licensed to operate four satellite casinos (“Cyprus Casinos”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Richard Huang

Director, Investor Relations

Tel: +852 2598 3619

Email: richardlshuang@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Operating revenues:
Casino	$170,775	$1,242,192	$1,030,914	$3,727,770
Rooms	15,184	88,438	67,228	258,918
Food and beverage	13,385	59,081	48,047	172,745
Entertainment, retail and other	13,552	48,945	53,732	126,727

Total operating revenues	212,896	1,438,656	1,199,921	4,286,160

Operating costs and expenses:
Casino	(207,188)	(823,115)	(986,818)	(2,423,186)
Rooms	(8,573)	(22,887)	(34,897)	(67,225)
Food and beverage	(14,822)	(44,966)	(62,482)	(133,452)
Entertainment, retail and other	(9,378)	(24,792)	(44,915)	(73,039)
General and administrative	(80,985)	(145,123)	(326,214)	(423,000)
Payments to the Philippine Parties	(2,743)	(8,740)	(7,678)	(45,995)
Pre-opening costs	(428)	(525)	(1,049)	(4,638)
Development costs	(2,831)	(30,433)	(22,633)	(39,873)
Amortization of gaming subconcession	(14,364)	(14,206)	(43,050)	(42,601)
Amortization of land use rights	(5,726)	(5,663)	(17,161)	(16,982)
Depreciation and amortization	(133,439)	(140,640)	(410,757)	(422,362)
Property charges and other	(7,426)	(2,372)	(37,990)	(19,578)

Total operating costs and expenses	(487,903)	(1,263,462)	(1,995,644)	(3,711,931)

Operating (loss) income	(275,007)	175,194	(795,723)	574,229

Non-operating income (expenses):
Interest income	1,437	3,597	3,732	7,169
Interest expenses, net of amounts capitalized	(91,864)	(80,123)	(250,288)	(225,668)
Loan commitment fees	(2,471)	(883)	(5,644)	(1,673)
Foreign exchange gains (losses), net	1,101	(79)	(5,117)	(9,409)
Other expenses, net	(50)	(3,815)	(151,857)	(20,166)
Loss on extinguishment of debt	(18,497)	—	(19,733)	(3,721)
Costs associated with debt modification	—	—	(310)	(579)

Total non-operating expenses, net	(110,344)	(81,303)	(429,217)	(254,047)

(Loss) income before income tax	(385,351)	93,891	(1,224,940)	320,182
Income tax (expense) credit	(1,560)	(1,788)	5,166	(6,777)

Net (loss) income	(386,911)	92,103	(1,219,774)	313,405
Net loss (income) attributable to noncontrolling interests	55,330	(8,913)	156,016	(8,371)

Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(331,581)	$83,190	$(1,063,758)	$305,034

Net (loss) income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.232)	$0.058	$(0.743)	$0.212

Diluted	$(0.232)	$0.058	$(0.743)	$0.211

Net (loss) income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.695)	$0.174	$(2.228)	$0.637

Diluted	$(0.696)	$0.173	$(2.230)	$0.634

Weighted average shares outstanding used in net (loss) income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,430,817,899	1,436,810,952	1,432,437,101	1,436,357,772

Diluted	1,430,817,899	1,443,031,676	1,432,437,101	1,443,251,443

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	September 30, 2020	December 31, 2019
	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	$1,743,183	$1,394,982
Investment securities	25,003	49,369
Bank deposit with an original maturity over three months	150,000	—
Restricted cash	9,487	37,390
Accounts receivable, net	142,417	284,333
Amounts due from affiliated companies	403	442
Inventories	39,152	43,959
Prepaid expenses and other current assets	84,137	84,197

Total current assets	2,193,782	1,894,672

Property and equipment, net	5,658,837	5,723,909
Gaming subconcession, net	99,058	141,440
Intangible assets, net	30,288	31,628
Goodwill	86,576	95,620
Long-term prepayments, deposits and other assets	267,047	176,478
Investment securities	—	568,936
Restricted cash	406	130
Deferred tax assets	6,794	3,558
Operating lease right-of-use assets	97,708	111,043
Land use rights, net	727,558	741,008

Total assets	$9,168,054	$9,488,422

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$6,308	$21,882
Accrued expenses and other current liabilities	934,592	1,420,516
Income tax payable	8,474	8,516
Operating lease liabilities, current	27,811	33,152
Finance lease liabilities, current	67,099	39,725
Current portion of long-term debt, net	250,000	146
Amounts due to affiliated companies	1,706	1,523

Total current liabilities	1,295,990	1,525,460

Long-term debt, net	5,392,447	4,393,985
Other long-term liabilities	21,982	18,773
Deferred tax liabilities, net	49,980	56,677
Operating lease liabilities, non-current	79,453	88,259
Finance lease liabilities, non-current	269,500	262,040

Total liabilities	7,109,352	6,345,194

Shareholders’ equity:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,456,547,942 and 1,456,547,942 shares issued; 1,430,857,414 and 1,437,328,096 shares outstanding, respectively	14,565	14,565
Treasury shares, at cost; 25,690,528 and 19,219,846 shares, respectively	(121,537)	(90,585)
Additional paid-in capital	3,196,685	3,178,579
Accumulated other comprehensive losses	(20,814)	(18,803)
Accumulated losses	(1,787,662)	(644,788)

Total Melco Resorts & Entertainment Limited shareholders’ equity	1,281,237	2,438,968
Noncontrolling interests	777,465	704,260

Total shareholders’ equity	2,058,702	3,143,228

Total liabilities and shareholders’ equity	$9,168,054	$9,488,422

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(331,581)	$83,190	$(1,063,758)	$305,034
Pre-opening costs	428	525	1,049	4,638
Development costs	2,831	30,433	22,633	39,873
Property charges and other	7,426	2,372	37,990	19,578
Loss on extinguishment of debt	18,497	—	19,733	3,721
Costs associated with debt modification	—	—	310	579
Income tax impact on adjustments	(355)	(1,934)	(4,178)	(4,216)
Noncontrolling interests impact on adjustments	(8,321)	(99)	(10,677)	(7,183)

Adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited	$(311,075)	$114,487	$(996,898)	$362,024

Adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.217)	$0.080	$(0.696)	$0.252

Diluted	$(0.218)	$0.079	$(0.697)	$0.251

Adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$(0.652)	$0.239	$(2.088)	$0.756

Diluted	$(0.654)	$0.238	$(2.091)	$0.752

Weighted average shares outstanding used in adjusted net (loss) income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,430,817,899	1,436,810,952	1,432,437,101	1,436,357,772

Diluted	1,430,817,899	1,443,031,676	1,432,437,101	1,443,251,443

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating (Loss) Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended September 30, 2020
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(22,653)	$(2,367)	$(111,994)	$(66,769)	$(20,982)	$2,447	$(52,689)	$(275,007)

Payments to the Philippine Parties	—	—	—	—	2,743	—	—	2,743
Land rent to Belle Corporation	—	—	—	—	812	—	—	812
Pre-opening costs	—	—	29	77	—	322	—	428
Development costs	—	—	—	—	—	—	2,831	2,831
Depreciation and amortization	5,407	1,850	59,743	44,399	16,733	3,470	21,927	153,529
Share-based compensation	140	36	1,512	484	340	54	8,526	11,092
Property charges and other	261	30	1,517	71	5,550	(3)	—	7,426

Adjusted EBITDA	(16,845)	(451)	(49,193)	(21,738)	5,196	6,290	(19,405)	(96,146)
Corporate and Other expenses	—	—	—	—	—	—	19,405	19,405

Adjusted Property EBITDA	$(16,845)	$(451)	$(49,193)	$(21,738)	$5,196	$6,290	$—	$(76,741)

	Three Months Ended September 30, 2019
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating income (loss)	$7,797	$4,584	$167,828	$60,424	$19,788	$5,452	$(90,679)	$175,194

Payments to the Philippine Parties	—	—	—	—	8,740	—	—	8,740
Land rent to Belle Corporation	—	—	—	—	765	—	—	765
Pre-opening costs	—	—	24	6	—	495	—	525
Development costs	—	—	—	—	—	—	30,433	30,433
Depreciation and amortization	6,173	1,618	63,135	45,592	19,381	2,541	22,069	160,509
Share-based compensation	54	39	1,124	421	371	52	5,774	7,835
Property charges and other	31	33	889	(7)	826	—	600	2,372

Adjusted EBITDA	14,055	6,274	233,000	106,436	49,871	8,540	(31,803)	386,373
Corporate and Other expenses	—	—	—	—	—	—	31,803	31,803

Adjusted Property EBITDA	$14,055	$6,274	$233,000	$106,436	$49,871	$8,540	$—	$418,176

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating (Loss) Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Nine Months Ended September 30, 2020
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating loss	$(62,735)	$(1,515)	$(260,100)	$(210,500)	$(54,233)	$(6,808)	$(199,832)	$(795,723)

Payments to the Philippine Parties	—	—	—	—	7,678	—	—	7,678
Land rent to Belle Corporation	—	—	—	—	2,374	—	—	2,374
Pre-opening costs	37	—	(21)	133	—	900	—	1,049
Development costs	—	—	—	—	—	—	22,633	22,633
Depreciation and amortization	16,086	5,459	186,253	131,043	49,553	9,128	73,446	470,968
Share-based compensation	366	41	3,960	1,416	1,066	155	25,172	32,176
Property charges and other	897	56	11,325	4,414	5,753	129	15,416	37,990

Adjusted EBITDA	(45,349)	4,041	(58,583)	(73,494)	12,191	3,504	(63,165)	(220,855)
Corporate and Other expenses	—	—	—	—	—	—	63,165	63,165

Adjusted Property EBITDA	$(45,349)	$4,041	$(58,583)	$(73,494)	$12,191	$3,504	$—	$(157,690)

	Nine Months Ended September 30, 2019
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating income (loss)	$19,985	$12,150	$509,575	$148,088	$82,244	$11,145	$(208,958)	$574,229

Payments to the Philippine Parties	—	—	—	—	45,995	—	—	45,995
Land rent to Belle Corporation	—	—	—	—	2,283	—	—	2,283
Pre-opening costs	25	—	29	2,555	(7)	2,036	—	4,638
Development costs	—	—	—	—	—	—	39,873	39,873
Depreciation and amortization	17,480	5,609	195,130	137,361	57,531	7,806	61,028	481,945
Share-based compensation	258	120	2,835	1,113	1,001	128	17,059	22,514
Property charges and other	73	(328)	4,766	8,535	4,182	—	2,350	19,578

Adjusted EBITDA	37,821	17,551	712,335	297,652	193,229	21,115	(88,648)	1,191,055
Corporate and Other expenses	—	—	—	—	—	—	88,648	88,648

Adjusted Property EBITDA	$37,821	$17,551	$712,335	$297,652	$193,229	$21,115	$—	$1,279,703

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(331,581)	$83,190	$(1,063,758)	$305,034
Net (loss) income attributable to noncontrolling interests	(55,330)	8,913	(156,016)	8,371

Net (loss) income	(386,911)	92,103	(1,219,774)	313,405
Income tax expense (credit)	1,560	1,788	(5,166)	6,777
Interest and other non-operating expenses, net	110,344	81,303	429,217	254,047
Property charges and other	7,426	2,372	37,990	19,578
Share-based compensation	11,092	7,835	32,176	22,514
Depreciation and amortization	153,529	160,509	470,968	481,945
Development costs	2,831	30,433	22,633	39,873
Pre-opening costs	428	525	1,049	4,638
Land rent to Belle Corporation	812	765	2,374	2,283
Payments to the Philippine Parties	2,743	8,740	7,678	45,995

Adjusted EBITDA	(96,146)	386,373	(220,855)	1,191,055
Corporate and Other expenses	19,405	31,803	63,165	88,648

Adjusted Property EBITDA	$(76,741)	$418,176	$(157,690)	$1,279,703

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Room Statistics(4):
Altira Macau
Average daily rate (5)	$152	$175	$171	$177
Occupancy per available room	19%	99%	32%	99%
Revenue per available room (6)	$29	$173	$54	$175

City of Dreams
Average daily rate (5)	$208	$208	$230	$207
Occupancy per available room	15%	98%	24%	98%
Revenue per available room (6)	$31	$204	$54	$202

Studio City
Average daily rate (5)	$119	$135	$134	$134
Occupancy per available room	13%	100%	20%	100%
Revenue per available room (6)	$16	$135	$27	$134

City of Dreams Manila
Average daily rate (5)	$291	$179	$222	$175
Occupancy per available room	26%	98%	58%	98%
Revenue per available room (6)	$77	$176	$129	$172

Other Information(7):
Altira Macau
Average number of table games	101	102	96	104
Average number of gaming machines	101	178	109	173
Table games win per unit per day (8)	$1,390	$19,152	$4,813	$19,858
Gaming machines win per unit per day (9)	$104	$202	$123	$214

City of Dreams
Average number of table games	515	517	489	517
Average number of gaming machines	482	863	476	836
Table games win per unit per day (8)	$2,033	$19,520	$6,149	$18,387
Gaming machines win per unit per day (9)	$85	$478	$202	$511

Studio City
Average number of table games	291	292	279	293
Average number of gaming machines	595	896	579	952
Table games win per unit per day (8)	$774	$12,126	$2,234	$12,481
Gaming machines win per unit per day (9)	$48	$243	$96	$226

City of Dreams Manila
Average number of table games	301	311	300	306
Average number of gaming machines	2,256	2,267	2,274	2,260
Table games win per unit per day (8)	$1,450	$2,975	$2,712	$4,451
Gaming machines win per unit per day (9)	$96	$259	$143	$256

Cyprus Operations
Average number of table games	25	38	30	38
Average number of gaming machines	304	409	362	372
Table games win per unit per day (8)	$2,041	$3,256	$1,901	$2,562
Gaming machines win per unit per day (9)	$565	$416	$483	$432

(4)	Room statistics exclude rooms that were temporarily closed or provided to staff members during the three and nine months ended September 30, 2020 due to the COVID-19 outbreak
(5)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(6)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(7)

Table games and gaming machines that were not in operation during the three and nine months ended September 30, 2020 due to government mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded

(8)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(9)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis